Exhibit 99.3

letter to shareholders & notice of annual general meeting 2003

This document is important. If you are in any doubt about what action you should take you are recommended to consult your financial adviser.

If you have sold or transferred all your Ordinary Shares, you should send this document, together with the Annual Report and Form of Proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

10 March 2003

Dear Shareholder

ANNUAL GENERAL MEETING

I am pleased to send you the Notice of this year’s Annual General Meeting of Shareholders which will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Thursday, 22 May 2003 at 11:00 am.

I thought it would be helpful to explain the background to Resolutions 2, 8, 9 and 10 set out in the Notice, which begins on page 3.

Resolution 2: Approval of the Remuneration Report
Under the new Directors' Remuneration Report Regulations 2002, introduced in August 2002, listed companies are required to submit their directors’ remuneration report for shareholder approval at each annual general meeting.

The Board considers that executive remuneration plays a vital role in supporting the achievement of the Company’s overall performance objectives and, accordingly, and in compliance with the new Regulations, Shareholders will be invited to approve the Directors’ Remuneration Report.

A comprehensive summary of remuneration policy and the specific detail in respect of Directors’ remuneration is set out in the Annual Review on pages 24 to 27. The full Directors’ Remuneration Report is included in the Annual Report on pages 38 to 46.

Resolution 8: Share Capital – Authority to allot shares
Resolution 8 is to provide for the Directors to continue to have authority to allot unissued shares in the capital of the Company with a total nominal value of up to £208,799,855, which represents approximately 18% of the issued share capital of the Company. This authority is intended to last until the Annual General Meeting in 2004, it being the intention to renew it at that and each subsequent Annual General Meeting.

The Directors have no present intention to issue any shares under the authority being sought except in connection with the Company’s employee share schemes.

Resolution 9: Share Capital – Disapplication of pre-emption rights
Resolution 9 will only be proposed if Resolution 8 is passed. Resolution 9 would, as in previous years, renew the Directors’ power to allot shares of up to a total nominal value of £59,560,007 (representing 5% of the issued share capital of the Company) for cash without having to offer them to existing Shareholders in proportion to their existing holdings. It would also empower the Directors to issue shares in connection with a rights issue and take certain practical steps to facilitate such an issue.

Resolution 10: Purchase of own shares by the Company
This Resolution would renew the authority for the Company to purchase its shares in the market up to a limit of 10% of the issued Ordinary Shares in the period up to the Annual General Meeting in 2004. The minimum and maximum prices are set out in the Resolution. The Directors would only exercise this authority if they were satisfied that a purchase would result in an increase in expected earnings per share and would be in the interests of Shareholders generally.

There are outstanding options to subscribe for a total of 12,287,876 shares in the Company. That number of shares represents 1.03% of the Company’s existing issued share capital. If the Company were to exercise in full the authority to purchase its own shares which is proposed in Resolution 10, the 12,287,876 shares for which there are outstanding options to subscribe would represent 1.15% of the Company’s existing issued share capital as reduced by those purchases.

Re-election of Directors
Brief biographical details of those Directors who are proposed for re-election appear on page 5 of this document. I hope you will find these helpful.

Imperial Chemical Industries PLC
Registered in England No 218019
Registered Office
20 Manchester Square
London W1U 3AN

1   ICI ANNUAL GENERAL MEETING

Form of Proxy
It would be very much appreciated if you would complete and return the enclosed form of proxy to the Company’s Registrar as soon as possible and, in any event, not later than 11:00 am on 20 May 2003. The return of the proxy form will not prevent you from attending the Annual General Meeting and voting in person if you wish to do so.

Voting Procedure
Continuing the voting procedure adopted for the Shareholder meetings held in 2002, the Resolutions will be put to a poll rather than a show of hands at this Annual General Meeting. As the adoption of resolutions at general meetings of the Company is of high importance, we wish to make sure that there is an accurate record of the votes cast by all Shareholders, and that the vote is not restricted to those Shareholders who find themselves able to attend the Annual General Meeting.

The Company has a large number of Shareholders, the majority of whom are not able to attend the Annual General Meeting. The Board feels strongly that a poll vote gives fairer weight to the views of all Shareholders and that a broad representation of views is essential to ensure maximum involvement on the part of all Shareholders in the Company's decision-making process.

Questions at the Annual General Meeting
As is usual at the Annual General Meeting, I shall be inviting questions from Shareholders present at the Meeting. Shareholders who attend may leave a written question in the box which will be available at the Meeting, if they prefer. We will send individual replies to these questions after the Meeting.

Recommendation
The Directors consider all these Resolutions to be in the best interests of the Shareholders as a whole and unanimously recommend that you vote in favour of them, as we shall in relation to our own shareholdings.

Yours sincerely

Lord Trotman
Chairman

ICI ANNUAL GENERAL MEETING    2

notice of annual general meeting 2003

The Annual General Meeting of Imperial Chemical Industries PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1, on Thursday, 22 May 2003 at 11:00 am for the following purposes:

1	Report and Accounts To receive the Company’s Accounts and the Reports of the Directors and Auditor for the year ended 31 December 2002 (“the Report and Accounts”).

2	Remuneration Report To approve the Directors’ Remuneration Report contained in the Report and Accounts for the year ended 31 December 2002.

3	Dividends To confirm the first and second interim dividends.

4-6	Re-election of Directors To re-elect the following Directors who are retiring:
4 Mr J T Gorman; 5 Mr R N Haythornthwaite; 6 Mr T A Scott.

7	Re-appointment of Auditor To re-appoint KPMG Audit Plc as Auditor and to authorise the Directors to agree their remuneration.

8	Authority to allot shares
To consider the following Resolution as an Ordinary Resolution:
“That the Directors be generally authorised for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in Section 80) up to an aggregate nominal amount of £208,799,855. This authority shall expire at the close of the Annual General Meeting of the Company to be held in 2004, except that the Company may before then make an offer or agreement which would or might require relevant securities to be allotted after that date and the Directors may allot relevant securities in pursuance of that offer or agreement as if this authority had not expired.”

9	Disapplication of pre-emption rights
Subject to the passing of Resolution 8, to consider the following Resolution as a Special Resolution:
“That the Directors be generally empowered pursuant to Section 95 of the Companies Act 1985 (“the Act”) to allot equity securities (within the meaning of Section 94(2) of the Act) for cash, pursuant to the authority conferred by the Resolution numbered 8 in the Notice of the Meeting, as if Section 89(1) of the Act did not apply to the allotment. This power:

	a)	expires at the close of the Annual General Meeting of the Company to be held in 2004, but the Company may before then make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if this power had not expired; and

	b)	shall be limited to:

	(i)	the allotment of equity securities of the Company in proportion (as nearly as may be) to existing holdings of Ordinary Shares of £1 each in the capital of the Company, but subject to such exclusions or other arrangements as the Directors deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory, or the requirements of a regulatory body or stock exchange; and

	(ii)	the allotment of equity securities for cash otherwise than pursuant to paragraph (i) up to an aggregate nominal amount equal to £59,560,007
.

3    ICI ANNUAL GENERAL MEETING

10	Purchase of own shares by the Company To consider the following Resolution as a Special Resolution:

“That the Company be unconditionally and generally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of Ordinary Shares of £1 each in the capital of the Company provided that:

	(a)	the maximum number of Ordinary Shares hereby authorised to be acquired is 119,120,015;

	(b)	the minimum price which may be paid for any such share is £1;

	(c)	the maximum price which may be paid for any such share is an amount equal to 105 per cent of the average of the middle market values for the Ordinary Shares in the capital of the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased;

	(d)	this authority shall expire at the close of the Annual General Meeting of the Company to be held in 2004; and

	(e)	a contract to purchase shares under this authority may be made prior to the expiry of this authority, and concluded in whole or in part after the expiry of this authority.”

By Order of the Board

Debjani Jash Company Secretary 10 March 2003

A Member of the Company may appoint one or more proxies (whether Members or not) to attend and, on a poll, to vote instead of the Member. The form of proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power or authority, must be deposited with the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, not less than 48 hours before the time for holding the Annual General Meeting.

The Company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the Register of Members of the Company at 10:00 pm on 20 May 2003 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 10:00 pm on 20 May 2003 will be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

The following will be available for inspection between 9:00 am and 5:00 pm on business days from the date of this Notice until the conclusion of the Annual General Meeting at 20 Manchester Square, London W1U 3AN and on 22 May 2003, the day of the Annual General Meeting, at the Queen Elizabeth II Conference Centre from 10:45 am until the conclusion of the Meeting:

1	A statement of transactions of Directors (and their family interests) in the share capital and debentures of the Company and any of its subsidiaries; and

2	Copies of all contracts of service under which Directors of the Company are employed by the Company or any of its subsidiaries.

ICI ANNUAL GENERAL MEETING    4

re-election of directors: biographical details

Biographical details of Directors retiring under the Company’s Articles of Association and recommended for re-election at the Annual General Meeting to be held on 22 May 2003:

Retiring under Article 96
(Rotation of Directors)

JOSEPH T GORMAN
Appointed a Non-Executive Director in 2000. He is Chairman of the ICI Audit Committee. He was formerly Chairman and Chief Executive Officer of TRW Inc. He is also a Director of Alcoa, Inc., The Procter & Gamble Company and National City Corporation. He is a past Chairman and current member of the US-Japan Business Council and served on the Boards of the US-China Business Council and The Prince of Wales Business Leaders Forum. He is active in numerous business and community organisations. Aged 65.

RICHARD N HAYTHORNTHWAITE
Appointed a Non-Executive Director in 2001. He is Chairman of the ICI Remuneration and Nomination Committee. He is Group Chief Executive of Invensys plc and a Non-Executive Director of Lafarge S.A. and Cookson Group plc and a Director of the National Museum of Science and Industry. He previously held senior positions with Blue Circle Industries plc, BP plc and Premier Oil plc. He is also Chairman of the Centre for Creative Communities and the Almeida Theatre Company. Aged 46.

TIMOTHY A SCOTT
Appointed a Director and Chief Financial Officer in 2001. He is Chairman of the ICI Charity Trust and Appeals Committee. He joined Unilever in 1983 and held a variety of senior roles in their Speciality Chemicals business and group headquarters. He worked subsequently for ICI as Chief Administrative Officer for ICI Paints in North America and as Vice President, Strategy and Performance. Aged 40.

5    ICI ANNUAL GENERAL MEETING

general information

Time
The doors will open at 9:30 am and the Annual General Meeting will start promptly at 11:00 am.

Mobile phones, cameras, tape recorders
Please note that mobile phones, cameras, tape recorders and similar equipment may not be brought into the Annual General Meeting. For security reasons, all hand baggage may be subject to examination. Briefcases, umbrellas and bulky items must be deposited in the cloakroom.

Disabled persons
Special arrangements have been made to offer every assistance to disabled persons. If you have a companion to assist you, he/she will be admitted to the Annual General Meeting as a guest. Guide dogs will also be permitted. The auditorium has an induction loop system for those who are deaf or hard of hearing. There will also be a sign language interpreter.

First aid
First aid facilities are available. Please ask any ICI member of staff for assistance.

Emergency precautions
An announcement will be made if there is a fire warning or other emergency. Emergency exits are marked clearly around the auditorium. In the case of a medical emergency, please contact an ICI member of staff.

Refreshments
Refreshments will be available before and after the Annual General Meeting.

Important
If you have any questions about the Annual General Meeting, or if you need any assistance, please telephone the Annual General Meeting enquiry line on 020 7009 5417 from Tuesday, 22 April 2003.

ICI ANNUAL GENERAL MEETING    6